Exhibit 99.1

Sinovac Signs Agreement with Bio Farma Indonesia for COVID-19 Vaccine Cooperation

BEIJING, China – August 25, 2020 -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, today announced it has signed two agreements in Hainan, China with PT Bio Farma, a leading biopharmaceutical company in Indonesia, for the supply, local production and technology licensing in respect of the CoronaVac, Sinovac’s inactivated vaccine candidate against COVID-19. The Minister of Foreign Affairs of Indonesia, H.E. Retno LP Marsudi and Minister of State Owned-Companies of Indonesia, H.E. Erick Thohir witnessed the signing of the two agreements.

Under the said agreements, Sinovac is committed to supply Bio Farma bulk vaccine to enable the latter to produce at least 40 million doses of CoronaVac in Indonesia before March 2021; after March 2021, Sinovac will continue to supply the required quantity of the bulk vaccine until the end of 2021.

Signing of the agreements with Bio Farma indicates Sinovac’s willingness and commitment to developing and supplying vaccines against COVID-19for global use at affordable prices. Sinovac recognizes Indonesia as one of the countries where Sinovac will provide the technology licensing in respect of the CoronaVac to enable local production.

Currently, Bio Farma is conducting the Phase III Clinical Trial for Sinovac’s CoronaVac in Bandung, Indonesia. This will ensure Indonesia to have early access of CoronaVac without compromising high safety standards and procedures.

The cooperation between Sinovac and Bio Farma will not only further the development, production and technology licensing of the COVID-19 vaccine, but also facilitate the cooperation of the two companies in the future in the biopharmaceutical field.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, Quadrivalent Influenza vaccine (“QIV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, and a SARS-CoV-2 (commonly referred to as COVID-19) vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is registering its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

 Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or that could be filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price should its rights plan have been triggered.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871 or

+86-10-5693-1897

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com